Securities and Exchange Commission
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer
Pursuant To Rule 13a-16 or 15d-16
of The Securities Exchange Act of 1934

For the month of October, 2008	Commission File Number 1-12090

GRUPO RADIO CENTRO, S.A.B. de C.V.
(Translation of Registrant’s name into English)

Constituyentes 1154, Piso 7
Col. Lomas Altas, México D.F. 11954
(Address of principal office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F ☒ Form 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

(Check One) Yes ☐ No ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82- .)

For Immediate Release

October 27, 2008

Grupo Radio Centro Reports Results for Third Quarter and First Nine Months of 2008

Mexico City, October 27, 2008 - Grupo Radio Centro, S.A.B. de C.V. (NYSE: RC, BMV: RCENTRO-A) (the “Company”), one of Mexico’s leading radio broadcasting companies, announced today its results of operation for the third quarter and nine months ended September 30, 2008. All figures were prepared in accordance with the Mexican Financial Reporting Standards (“MFRS”) issued by the Mexican Board for Research and Development of Financial Information Standards.

Third Quarter Results

Broadcasting revenue for the third quarter of 2008 was Ps. 201,892,000, representing an increase of 15.1% compared to the Ps. 175,460,000 reported in the third quarter of 2007. This increase was mainly attributable to higher advertising expenditures by the Company’s clients, who purchased more airtime in the third quarter of 2008 compared to the same period of 2007. This was a result of a highly competitive environment, in which the Company sought to gain market share by offering attractive sales packages as well as increasing the size of its sales force.

The Company’s broadcasting expenses (excluding depreciation, amortization and corporate, general and administrative expenses) for the third quarter of 2008 were Ps. 114,671,000, representing an increase of 11.9% compared to the Ps. 102,491,000 reported in the third quarter of 2007. This increase was primarily due to higher sales commissions paid to the Company’s sales force as a result of the increase in broadcasting revenue, as well as higher expenses related to the Company’s advertising and market research during the third quarter of 2008 compared to the same period of 2007.

For the third quarter of 2008, the Company reported broadcasting income (i.e., broadcasting revenue minus broadcasting expenses, excluding depreciation, amortization and corporate, general and administrative expenses) of Ps. 87,221,000, a 19.5% increase compared to the Ps. 72,969,000 reported in the third quarter of 2007. This increase in broadcasting income was mainly attributable to the increase in broadcasting revenue described above.

Depreciation and amortization expenses for the third quarter of 2008 were Ps. 8,044,000, a 1.7% decrease compared to the Ps. 8,187,000 reported in the third quarter of 2007. Depreciation and amortization expenses were lower in the third quarter of 2008 due to the Company no longer recording depreciation on certain assets whose useful lives ended after the third quarter of 2007.

The Company’s corporate, general and administrative expenses were Ps. 2,700,000 in the third quarter of 2008, compared to the Ps. 2,712,000 reported in the third quarter of 2007.

The Company reported operating income of Ps. 76,477,000 in the third quarter of 2008, a 23.2% increase compared to the Ps. 62,070,000 in operating income reported in the third quarter of 2007. This increase was due to increased broadcasting revenue during the third quarter of 2008 compared to the third quarter of 2007, as described above.

Grupo Radio Centro, S.A.B. de C.V.
Third Quarter and Nine Months 2008 Results

During the third quarter of 2008, other expenses, net, were Ps. 14,896,000, a 28.8% increase compared to the Ps. 11,565,000 reported in the third quarter of 2007. This increase was mainly attributable to higher legal expenses during the third quarter of 2008 compared to the comparable period of 2007.

The Company’s comprehensive financing cost for the third quarter of 2008 was Ps. 1,346,000, a decrease of 56.7% compared to the Ps. 3,105,000 reported in the third quarter of 2007. This decrease was mainly attributable to a change in MFRS for periods beginning in 2008, which did not require the Company to record gains and losses on net monetary position, as compared to the third quarter of 2007 when the Company reported a loss on net monetary position of Ps. 2,854,000.

For the third quarter of 2008, the Company reported income before taxes of Ps. 60,235,000, an increase of 27.1% compared to the Ps. 47,400,000 reported in the third quarter of 2007, primarily from the increase in broadcasting income during the third quarter of 2008, as described above.

The Company recorded income taxes of Ps. 17,413,000 in the third quarter of 2008, an increase of 17.5% compared to the Ps. 14,816,000 recorded in the third quarter of 2007. This increase was due to higher taxable income in the third quarter of 2008 compared to the comparable period in 2007.

As a result of the foregoing, the Company’s net income for the third quarter of 2008 was Ps. 42,822,000, an increase of 31.4% compared to net income of Ps. 32,584,000 reported in the third quarter of 2007.

Nine Months Results

For the first nine months ended September 30, 2008, broadcasting revenue was Ps. 503,763,000, representing an 11.1% increase compared to the Ps. 453,583,000 reported in the same period of 2007. The increase in broadcasting revenue was mainly attributable to an increase in advertising expenditures by the Company’s clients, who purchased more airtime during the first nine months of 2008 than the comparable period in 2007. This was the result of a highly competitive environment, in which the Company sought to gain market share by offering attractive sales packages as well as increasing the size of its sales force.

The Company’s broadcasting expenses (excluding depreciation, amortization and corporate, general and administrative expenses) for the first nine months of 2008 were Ps. 327,508,000, an increase of 3.6% compared to the Ps.  316,101,000 reported in the same period of 2007. This increase was primarily due to higher sales commissions to the Company’s sales force, as well as higher expenses related to the Company’s market research during 2008 compared to the same period of 2007.

Broadcasting income (i.e., broadcasting revenue minus broadcasting expenses, excluding depreciation, amortization and corporate, general and administrative expenses) for the first nine months of 2008 was Ps. 176,255,000, an increase of 28.2% compared to the Ps. 137,482,000 reported in the same period of 2007. This increase was mainly attributable to the increase in broadcasting revenue, as described above.

Grupo Radio Centro, S.A.B. de C.V.
Third Quarter and Nine Months 2008 Results

Depreciation and amortization expenses for the first nine months of 2008 were Ps. 23,776,000, a decrease of 8.4% compared to the Ps. 25,967,000 reported in the same period of 2007. This decrease was due to the Company no longer recording depreciation on certain Company assets whose useful lives have ended.

The Company’s corporate, general and administrative expenses for the first nine months of 2008 were Ps. 10,000,000, compared to the Ps. 9,985,000 reported in the same period of 2007.

As a result of the foregoing, the Company reported operating income of Ps. 142,479,000 for the first nine months of 2008, a 40.3% increase compared to the Ps. 101,530,000 reported in the same period of 2007.

Other expenses, net, for the first nine months of 2008 were Ps. 39,341,000, a 22.7% increase compared to the Ps. 32,063,000 reported in the same period of 2007. This increase was mainly attributable to higher legal expenses during 2008 compared to the same period of 2007.

The Company’s comprehensive financing cost for the first nine months of 2008 was Ps. 5,853,000, a 13.2% increase compared to the Ps. 5,171,000 reported in the same period of 2007. This increase was mainly due to fees paid in connection with the amendment of the Company’s credit facility. The increase in comprehensive financing cost was partially offset by the fact that the Company did not record a gain or loss on net monetary position due to a change in MFRS for periods beginning in 2008, as compared to a loss on net monetary position of Ps. 3,650,000 that the Company recorded during the first nine months of 2007.

For the first nine months of 2008, the Company reported income before taxes of Ps. 97,285,000, a 51.3% increase compared to the Ps. 64,296,000 reported in the same period of 2007, mainly due to the previously mentioned increase in broadcasting revenue.

The Company recorded income taxes of Ps. 28,213,000 for the first nine months of 2008, compared to Ps. 18,631,000 recorded in the same period of 2007, primarily due to higher taxable income.

As a result of the foregoing, the Company reported net income of Ps. 69,072,000 for the first nine months of 2008, an increase of 51.3% compared to net income of Ps. 45,665,000 reported for the same period of 2007.

Other Matters

On October 16, 2008, the Company entered into an agreement to extend the term of the Operating Agreement, dated as of September 7, 2004, between the Company and Comercializadora Siete, S.A. de C.V., under which the Company operates the radio station XHFO-FM. The agreement is scheduled to terminate on January 2, 2014.

Grupo Radio Centro, S.A.B. de C.V.
Third Quarter and Nine Months 2008 Results

Company Description

Grupo Radio Centro owns and/or operates 14 radio stations. Of these 14 radio stations, Grupo Radio Centro operates 11 in Mexico City. The Company’s principal activities are the production and broadcasting of musical and entertainment programs, talk shows, news and special events programs. Revenue is primarily derived from the sale of commercial airtime. In addition to the Organización Radio Centro radio stations, the Company also operates Grupo RED radio stations and Organización Impulsora de Radio (OIR), a radio network that acts as the national sales representative for, and provides programming to, Grupo Radio Centro-affiliated radio stations.

Note on Forward-Looking Statements

This release may contain projections or other forward-looking statements related to Grupo Radio Centro that involve risks and uncertainties. Readers are cautioned that these statements are only predictions and may differ materially from actual or future results or events. Readers are referred to the documents filed by Grupo Radio Centro with the United States Securities and Exchange Commission, specifically the most recent filing on Form 20-F, which identifies important risk factors that could cause actual results to differ from those contained in the forward-looking statements. All forward-looking statements are based on information available to Grupo Radio Centro on the date hereof, and Grupo Radio Centro assumes no obligation to update such statements.

IR Contacts
In México:	In NY:
Pedro Beltrán / Alfredo Azpeitia	Maria Barona / Peter Majeski
Grupo Radio Centro, S.A.B. de C.V.	i-advize Corporate Communications, Inc.
Tel: (5255) 5728-4800 Ext. 7018	Tel: (212) 406-3690
aazpeitia@grc.com.mx	grc@i-advize.com.mx

Grupo Radio Centro, S.A.B. de C.V.
Third Quarter and Nine Months 2008 Results

GRUPO RADIO CENTRO, S.A.B. DE C.V. CONSOLIDATED UNAUDITED BALANCE SHEETS as of September 30, 2008 and 2007 (1) (figures in thousands of Mexican pesos ("Ps.") and U.S. dollars ("U.S. $") (2)
	September 30,
	2008		2007
	U.S. $(2)	Ps.	Ps.
ASSETS
Current assets:
Cash and temporary investments	9,747	105,185	62,380

Accounts receivable:
Broadcasting, net	16,931	182,716	189,950
Other	744	8,029	5,547
	17,675	190,745	195,497
Prepaid expenses	1,589	17,154	18,929
Total current assets	29,011	313,084	276,806

Property and equipment, net	42,820	462,108	468,474
Deferred charges, net	486	5,249	6,161
Excess of cost over book value of net assets of subsidiaries, net	76,804	828,863	828,864
Other assets	308	3,325	3,331
Total assets	149,429	1,612,629	1,583,636

LIABILITIES
Current:
Advances from customers	6,847	73,895	81,816
Suppliers and other accounts payable	6,697	72,276	55,035
Taxes payable	2,249	24,267	23,101
Total current liabilities	15,793	170,438	159,952

Long-Term:
Reserve for labor liabilities	5,687	61,377	56,259
Deferred taxes	446	4,813	6,286
Total liabilities	21,926	236,628	222,497

SHAREHOLDERS' EQUITY
Capital stock	104,746	1,130,409	1,130,409
Cumulative earnings	18,630	201,050	186,211
Reserve for repurchase of shares	4,062	43,840	43,840
Minority interest	65	702	679
Total shareholders' equity	127,503	1,376,001	1,361,139
Total liabilities and shareholders' equity	149,429	1,612,629	1,583,636

(1)
Amounts for the third quarter 2007 are expressed in Mexican pesos with purchasing power as of December 31, 2007. As a result of a change in MFRS for periods beginning in 2008, we have not prepared 2008 amounts using inflation accounting or re-expressed 2007 amounts as of September 30, 2008.

(2)
Peso amounts have been translated into U.S. dollars, solely for the convenience of the reader, at the rate of Ps. 10.7919 per U.S. dollar, the rate published by Diario Oficial de la Federacion on September 30, 2008.

Grupo Radio Centro, S.A.B. de C.V.
Third Quarter and Nine Months 2008 Results

GRUPO RADIO CENTRO, S.A.B. DE C.V.
CONSOLIDATED UNAUDITED STATEMENTS OF INCOME
for the three-month and nine-month periods ended September 30, 2008 and 2007 (1)
(figures in thousands of Mexican pesos ("Ps.") and U.S. dollars ("U.S. $")(2), except per Share and per ADS amounts)

	3rd Quarter			Accumulated 9 months
	2008		2007	2008		2007
	U.S.$ (2)	Ps.	Ps.	U.S.$ (1)	Ps.	Ps.

Broadcasting revenue (3)	18,708	201,892	175,460	46,680	503,763	453,583
Broadcasting expenses, excluding depreciation,
amortization and corporate, general and administrative
expenses	10,626	114,671	102,491	30,348	327,508	316,101
Broadcasting income	8,082	87,221	72,969	16,332	176,255	137,482

Depreciation and amortization	745	8,044	8,187	2,203	23,776	25,967
Corporate, general and administrative expenses	250	2,700	2,712	927	10,000	9,985
Operating income	7,087	76,477	62,070	13,202	142,479	101,530

Other expenses, net	(1,380)	(14,896)	(11,565)	(3,645)	(39,341)	(32,063)

Comprehensive financing cost:
Interest expense	(128)	(1,382)	(613)	(565)	(6,100)	(2,012)
Interest income (3)	(5)	(53)	356	24	262	484
(Loss) Gain on foreign currency exchange, net	8	89	6	(1)	(15)	7
(Loss) Gain on net monetary position (4)	0	0	(2,854)	0	0	(3,650)
	(125)	(1,346)	(3,105)	(542)	(5,853)	(5,171)
Income before income taxes	5,582	60,235	47,400	9,015	97,285	64,296

Income taxes	1,614	17,413	14,816	2,614	28,213	18,631
Net income	3,968	42,822	32,584	6,401	69,072	45,665

Net income applicable to:
Majority interest	3,967	42,812	32,583	6,399	69,047	45,655
Minority interest	1	10	1	2	25	10
	3,968	42,822	32,584	6,401	69,072	45,665
Net income per Series A Share (5)				0.065	0.7035	0.5362
Net income per ADS (5)				0.587	6.3315	4.8258
Weighted average common shares outstanding (000's) (5)					162,725	162,725

(1)
Amounts for the third quarter 2007 are expressed in Mexican pesos with purchasing power as of December 31, 2007. As a result of a change in MFRS for periods beginning in 2008, we have not prepared 2008 amounts using inflation accounting or re-expressed 2007 amounts as of September 30, 2008.

(2)
Peso amounts have been translated into U.S. dollars, solely for the convenience of the reader, at the rate of Ps. 10.7919 per U.S. dollar, the rate published by Diario Oficial de la Federacion on September 30, 2008.

(3)
Broadcasting revenue for a particular period includes (as a reclassification of interest income) interest earned on funds received by the Company pursuant to advance sales of commercial air time to the extent that the underlying funds were earned by the Company during the period in question. Advances from advertisers are recognized as broadcasting revenue only when the corresponding commercial air time has been transmitted. Interest earned and treated as broadcasting revenue for the third quarter of 2008 and 2007 was Ps. 2,019,000 and Ps. 551,000, respectively. Interest earned and treated as broadcasting revenue for the nine months ended September 30, 2008 and 2007 was Ps. 4,380,000 and Ps. 1,485,000, respectively.

(4)
As a result of a change in MFRS for periods beginning in 2008, we will no longer use inflation accounting unless the economic enviroment is "inflationary", as defined by MFRS. Since the economic enviroment was not inflationary in the third quarter 2008, we have not reported gain (loss) on net monetary position for this period.

(5)	Earnings per share calculations are made for the last twelve months as of the date of the income statement, as required by the Mexican Stock Exchange.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo Radio Centro, S.A.B. de C.V. (Registrant)

Date: October 27, 2008	By:	/s/ Pedro Beltrán Nasr
Name: Pedro Beltrán Nasr
Title: Chief Financial Officer